 411 West Putnam Avenue, Suite 425 | GREENWICH, CT 06830

VIA EMAIL

February 13, 2019

Penn Virginia Corp.

c/o Corporate Secretary

14701 St. Mary’s Lane

Suite 275

Houston, TX 77079.

Attn: Board of Directors

Re: Opposition to Proposed Merger with Denbury Resources, Inc.

Dear Members of the Board:

Contrarian Capital Management, L.L.C. (“Contrarian”) acts as investment manager to various private funds and managed accounts which currently own approximately 5.2% of the outstanding common stock of Penn Virginia Corp. (“PVAC” or the “Company”), and we write to express our opposition to the proposed merger of the Company with Denbury Resources, Inc. (“Denbury” or “DNR”).

While we appreciate the hard work of PVAC’s Board of Directors (the “Board”) and management team in their efforts to maximize shareholder value, since the proposed merger was announced, oil prices and oil stocks have collapsed and the cost of capital has risen dramatically, both of which have materially weakened DNR’s financial position, making the proposed merger a losing proposition for the Company’s shareholders. We are therefore opposed to the merger for the following reasons:

1.	Proposed Merger with Denbury Undervalues PVAC. As of February 12th, the proposed merger values PVAC at only ~$48.80/share, which is a material discount to its intrinsic value and to PVAC’s value on a trading multiple basis when compared to peers. The merger values PVAC at less than 3x 2019 EBITDA, whereas PVAC’s peers are generally valued at 4-6x EBITDA.[1] In our view, not only is DNR’s proposed merger consideration woefully inadequate when compared to peer group valuations, the merger price fails to provide any control premium.

2.	Denbury’s business will likely struggle at prevailing oil prices while PVAC will flourish. PVAC is a truly unique company when compared to its peers, boasting the following attributes:
a.	Low oil price break-evens;
b.	Robust production growth (50-60%) on a self-funded basis;
c.	Material free cash flow generation in 2019;
d.	Pristine balance sheet (1.0x 2019 EBITDA); and
e.	Compelling valuation (less than 3x 2019 EBITDA).

1 Relevant peers include Carrizo Oil & Gas Inc. (CRZO), Magnolia Oil & Gas Corp (MGY), Halcon Resources Corp. (HK), and Oasis Petroleum Inc. (OAS)

(203) 862-8200 | www.contrariancapital.com

By comparison, Denbury has much higher full cycle oil price break-even levels, mediocre production growth, a stressed balance sheet and a much higher valuation multiple.

As further evidence of this assertion, Denbury’s unsecured bonds have recently been quoted in the mid-60s and low-70s, and were quoted in the 50s earlier in the year. Given that, we believe that Denbury’s hold on solvency at modestly lower oil prices is tenuous at best. While the proposed transaction provides a cash component, shares of DNR represent a significant portion of the consideration to be paid to PVAC’s shareholders. PVAC shareholders are simply not receiving the appropriate amount of consideration given the higher risk inherent in Denbury’s stock.

3.	Market Opposition. The market appears to oppose the proposed merger, and the price of the DNR stock shareholders would receive in the transaction has declined accordingly. DNR is an enhanced oil recovery play which exploits older oil fields. On the other hand, PVAC is a high quality oil shale play, exploiting its oil field on a primary basis. Upon the announcement of the proposed merger, DNR’s shareholders expressed their firm resistance to combining these two different types of assets, as demonstrated by DNR’s stock performance upon the merger announcement. Although the proposed merger would provide DNR with accretive production growth and free cash flow, and would materially improve DNR’s balance sheet and pro-forma valuation, DNR’s stock price suffered a drastic free-fall from $4.35 to $3.32 on the day of the merger announcement, indicating that DNR shareholders do not believe it makes sense to combine these different assets. More importantly, the immediate and dramatic decline in DNR’s stock price reduced the value of the currency the PVAC board expected to receive. Further, the lack of a natural fit between these two companies may limit the combined company’s attractiveness to the investment community. As further evidence of this concern, DNR shares have subsequently dropped to $1.85/share – materially under-performing broader E&P indices. Since the day before the proposed merger was announced, DNR stock has declined 57.47% while the XOP Oil & Gas & Exploration Index has only declined 18.79%. We have the benefit of hindsight. However, had this been foreseen by the Board, we are highly confident that this transaction would not have been pursued.

We believe that PVAC shareholders should not exchange their shares in a uniquely positioned company for shares in DNR, a company that, in our view, is overvalued and struggling today. This is especially true as global macro conditions threaten to reduce oil demand and weaken the price of oil in this environment, which could cause the DNR shares we receive to become substantially less valuable than they are today.

To summarize, while we support the efforts of PVAC’s Board and management teams to create value, circumstances have materially changed from the time this transaction was conceived. The proposed merger terms undervalue PVAC shares, and we believe there is meaningful risk that PVAC share consideration, in the form of DNR equity, will erode further in value. Accordingly, we plan to vote AGAINST the proposed merger.

Should the Board have any questions or comments regarding the foregoing, we are willing to discuss at your convenience. Thank you for your time and consideration.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

/s/ Jon Bauer	/s/ Graham Morris
Jon Bauer Managing Member	Graham Morris Portfolio Manager

(203) 862-8200 | www.contrariancapital.com